Via Facsimile and U.S. Mail
Mail Stop 6010

June 28, 2006

Mr. John F. Welch
President and Chief Executive Officer
CNA Surety Corporation
CNA Center
Chicago, IL   60685

Re: CNA Surety Corporation
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed on February 27, 2006
         File No. 001-13277

Dear Mr. Welch:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief